

March 4, 2011

Mr. Darcy Krell
Chief Financial Officer
Rouge Resources Ltd.
#203-409 Granville Street
Vancouver, British Columbia V6C 1T2, Canada

> **Re:** **Rouge Resources Ltd.**
> **Form 20-F for the Fiscal Year Ended January 31, 2010**
> **Filed June 18, 2010**
> **Form 20-F/A for the Fiscal Year ended January 31, 2010**
> **Filed February 15, 2011**
> **Response Letter dated February 10, 2011**
> **File No. 1-31799**

Dear Mr. Krell:

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 20-F/A for the Fiscal Year Ended January 31, 2010

Operating and Financial Review and Prospects

Off-Balance Sheet Arrangements, page 22

1.   We note your response to comment one in our letter dated January 18, 2011 in which you disclose material contracts under this heading. However, these contracts do not satisfy the definition of "off-balance sheet arrangements" under Item 5.E.2 of Form 20-F. We re-issue prior comment one.

Controls and Procedures, page 43

2.   Your disclosure explaining that there have been no changes in your internal controls over financial reporting during the *fourth quarter of the year ended October 31, 2010* that has materially affected, or is reasonably likely to materially affect, the Company's internal controls over financial reporting does not comply with Item 15T(c) of Form 20-F.

        This guidance requires that you disclose any change in your internal control over financial reporting that occurred during the period covered by the report (rather than during the most recent quarter), that has materially affected, or is reasonably likely to materially affect your internal control over financial reporting. Please modify your disclosure accordingly and resolve the inconsistency noted in your fiscal year-end date.

Exhibit 1

Financial Statements

Auditor's Report, page 1

3.   We note your response to comment eight in our letter dated January 18, 2011 in which you indicate that the report from your former auditor was included in the amendment. However, we note that you filed a consent from your former auditor at Exhibit 5.2 rather than their audit report. We re-issue prior comment eight.

4.   We note that Dale Matheson Carr-Hilton Labonte LLP makes reference to the report issued by your former auditor, dated May 8, 2008. However, the consent from your former auditor at Exhibit 5.2 indicates that the audit report was dated May 28, 2008. Please resolve this inconsistency by obtaining a revised report from your auditor.

Engineering comments

5.   We note your response to comment 12 indicating your disclosures pertaining to the Barrick Gold property had been deleted. However, we see that you have retained similar references in your amended filing in the first paragraph on page 10 and the sixth paragraph on page 15. Please remove all disclosures concerning mineral properties in which you do not have an interest. We reissue prior comment 12.

Closing Comments

You may contact Joanna Lam at (202) 551-3476 or Jenifer Gallagher at (202) 551-3706 if you have questions regarding comments on the financial statements and related matters.   You may contact Ken Schuler, Mining Engineer, at (202) 551- 3718 with questions about engineering comments. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

Karl Hiller
Branch Chief